     Exhibit 99.6
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Acquires Interest in Nigeria’s Brass LNG Project
Paris — August 2, 2006 — Total has acquired today Chevron’s interest in the Brass LNG project in the Niger Delta, 90 kilometres west of Bonny Island, Nigeria. Its current partners are NNPC, Eni and ConocoPhillips.
Project sanction for the first two trains of Brass LNG is expected by year-end, with production scheduled to start up in 2011. Initially, two trains will be built, with a capacity of 5 million metric tons per year each, with most of the LNG intended for export to Europe and the U.S. The feed gas will be supplied from the partners’ productions, with Total accounting for a third, or 570 million cubic feet per day, over a period of at least 20 years.
The Brass LNG project will enable Total to step up the monetization of its Nigerian gas resources from onshore fields, offshore clusters under development and Oil Mining Leases (OML) 112 and 117, in which the Group recently acquired a 40% interest. The project is a further building block in Total’s strategy of growing and diversifying its production in Nigeria.
The interest is in addition to Total’s 15% stake in NLNG, whose capacity was recently expanded to nearly 18 million metric tons per year with the commissioning of Trains 4 and 5 earlier this year. Train 6, with a capacity of 4 million metric tons per year, is under construction and scheduled to come on stream in 2007.
A top-tier global LNG operator with equity sales of 7.7 million metric tons in 2005, Total is targeting average LNG production growth of 12% a year through 2010. The Brass LNG project will support the Group’s post-2010 LNG expansion and diversification.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com